Exhibit 99.1

Iris Energy to Release Second Quarter Results and Host Conference Call on February 9, 2022

SYDNEY, AUSTRALIA (February 7, 2022) – Iris Energy Limited (NASDAQ: IREN) (“Iris Energy” or “the Company”), a leading sustainable Bitcoin miner with 15 EH/s of secured miners, today announces it will report financial results for the three and six months ended December 31, 2021 on Wednesday, February 9, 2022, with an investor call to be held at 5:00 PM ET on Wednesday, February 9, 2022.

Participants are asked to pre-register for the call through the following link: https://onlinexperiences.com/Launch/QReg/ShowUUID=E10CC11D-07CB-4540-BCA9-2D83B2534F96.

Please note that registered participants will receive their dial in number upon registration and will dial directly into the call without delay. Those without Internet access or unable to pre-register may dial in by calling: 1-866-668-0721 (U.S. toll free) or 1300-309-051 (Australian toll free). All callers should dial in approximately 10 minutes prior to the scheduled start time.

Although there will be no live Q&A session, management will address pre-submitted questions during the call. Those wishing to submit a question may do so via ir@irisenergy.co using the subject line “Conference Call Question Submission”.

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports local communities, as well as the decarbonization of energy markets and the global Bitcoin network.

•	Focus on low-cost renewables: Iris Energy targets entry into regions where there are low-cost, abundant and attractive renewable energy sources, and where the Company can support local communities

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Long-term security over infrastructure, land and power supply: Iris Energy owns its electrical infrastructure and data centers, providing security and operational control over its assets. Iris Energy also focuses on grid-connected power access which helps to ensure it is able to utilize a reliable, long-term supply of power

•	Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Bom Shin
Iris Energy
+61 411 376 332
bom.shin@irisenergy.co